Exhibit 4.5

FIRST AMENDMENT TO
GUARANTEE AGREEMENT

This First Amendment to Guarantee Agreement (“Amendment”) is made and entered into as of June 27, 2019 by and among NextEra Energy Partners, LP, a Delaware limited partnership (the “Guarantor”), and The Bank of New York Mellon, a New York banking corporation, as trustee (the “Guarantee Trustee”), for the benefit of the Holders from time to time of the Guaranteed Securities of NextEra Energy Operating Partners, LP, a Delaware limited partnership (the “Issuer”).
BACKGROUND:
A.    Guarantor and Guarantee Trustee have previously entered into that certain Guarantee Agreement, dated September 25, 2017 (“Guarantee Agreement”).
B.    Pursuant to Section 6.01, the Guarantee Agreement may be amended by an instrument in writing duly executed by the Guarantor and Guarantee Trustee, to make any changes that do not materially adversely affect the rights of Holders without the consent of any Holders.
C.    The parties desire (i) to amend the Guarantee Agreement to update certain defined terms and provisions in order to align such provisions with the related defined terms and provisions established by the Issuer with respect to a new series of Guaranteed Securities to be issued by the Issuer on the date hereof (such new series having been designated as the Issuer’s “4.25% Senior Notes due July 2024”), and (ii) for such amendments to apply only to Guaranteed Securities issued on or after the date of this Amendment (including the Issuer’s 4.25% Senior Notes due July 2024). Accordingly, this Amendment does not affect the rights of Holders of Guaranteed Securities issued prior to the date hereof, and does not materially adversely affect the rights of any Holders of Guaranteed Securities under the Indenture.
D.    Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Guarantee Agreement.
AGREEMENT:
NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:
1.    The following definitions are hereby amended and restated in their entirety solely with respect to Guaranteed Securities issued on or after the date of this Amendment (including the Issuer’s 4.25% Senior Notes due July 2024 initially being issued on the date hereof):
“Capitalized Leases” means, with respect to any Person, leases that have been or should be, in accordance with GAAP, recorded as capital leases on the balance sheet of such Person. Solely for purposes of the definition of “Capitalized Leases” and “Capital Lease Obligation”, GAAP shall be determined to be those accounting principles related to lease accounting in effect prior to the guidance codified in ASC 842, Leases.

“Cash Equivalents” means any of the following types of Investments, to the extent owned by the Issuer or NextEra US Holdings or any of their Subsidiaries free and clear of all Liens (other than Liens securing the Existing Credit Agreement):

(1) readily marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than 360 days from the date of acquisition thereof; provided that the full faith and credit of the United States of America is pledged in support thereof;

(2) time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) (a) is a lender under the Existing Credit Agreement or (b) is organized under the laws of the United States of America, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia, and is a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (3) of this definition and (iii) has combined capital and surplus of at least US$1,000,000,000, in each case with maturities of not more than 12 months from the date of acquisition thereof;

(3) commercial paper issued by any Person organized under the laws of any state of the United States of America and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or at least “A-1” (or the then equivalent grade) by S&P, in each case with maturities of not more than 12 months from the date of acquisition thereof; and

(4) Investments, classified in accordance with generally accepted accounting principles as current assets of the Issuer or NextEra US Holdings or any of their Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, as amended, which are administered by financial institutions that have the highest rating obtainable from either Moody’s or S&P, and the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (1), (2) and (3) of this definition.

“Cash Sweep and Credit Support Agreement” means the Amended and Restated Cash Sweep and Credit Support Agreement dated as of August 4, 2017 entered into between the Issuer and NextEra Energy Resources, LLC, as in effect on the issue date of the applicable series of Guaranteed Securities.

“Covenant Cash” means, without duplication, internally generated cash and Cash Equivalents distributed by the Project Companies and NextEra US Holdings, directly or indirectly, to the Issuer or NextEra US Holdings, as applicable, in respect of the Equity Interests of the Project Companies and NextEra US Holdings owned, directly or indirectly, by the Issuer (other than dividends or other distributions that are funded, directly or indirectly, with substantially concurrent cash Investments, or cash Investments that were not used by a Project Company or NextEra US Holdings for capital expenditures or for operational purposes, by the Issuer or any of its Subsidiaries in a Project Company and NextEra US Holdings), excluding (a) the proceeds of any extraordinary receipts (including cash payments or proceeds received (i) from any Disposition by the Issuer or any of its Subsidiaries, (ii) under any casualty insurance policy in respect of a covered loss thereunder or (iii) as a result of the taking of any assets of the Issuer or any of its Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of any such assets to a purchaser with such power under threat of such a taking) and (b) any cash that is derived from (i) cash grants and similar items to the Project Companies and NextEra US Holdings, (ii) any incurrence of Funded Debt by the Project Companies and NextEra US Holdings, (iii) any issuance of Equity Interests by the Project Companies and NextEra US Holdings, or (iv) any capital contribution to the Project Companies and NextEra US Holdings.

“Existing Credit Agreement” means the Revolving Credit Agreement, by and between the Issuer and NextEra US Holdings and Bank of America, N.A., as administrative agent and collateral agent, and Bank of America, N.A. (Canada Branch), as Canadian agent for the lenders and the lenders party thereto, dated as of October 24, 2017, as amended to date, and as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced from time to time.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time; provided, however, that if any operating lease would be re-characterized as a capital lease due to changes in the accounting treatment of such operating leases under GAAP since the issue date of the applicable series of Guaranteed Securities, then solely with respect to the accounting treatment of any such lease, GAAP shall be interpreted as it was in effect on the issue date of the applicable series of Guaranteed Securities.

“Project Company” means each direct or indirect Subsidiary or any joint venture of the Issuer or NextEra US Holdings that is created or acquired by the Issuer or NextEra US Holdings and is the direct or indirect owner or lessee, or intended to become the direct or indirect owner, lessee or developer of all or any portion of any generating, transmission, distribution or other operating assets, or assets relating thereto (in each such case, a “Project”), together with the direct and indirect parents and subsidiaries of such Person, but excluding the Issuer and NextEra US Holdings and any direct or indirect owner of any Equity Interest in the Issuer or NextEra US Holdings.

“S&P” means S&P Global Ratings, a division of S&P Global or any successor entity.

2.
Section 5.08 of the Guarantee Agreement is hereby amended and restated in its entirety to state as follows, solely with respect to Guaranteed Securities issued on or after the date of this Amendment (including the Issuer’s 4.25% Senior Notes due July 2024 initially being issued on the date hereof):

5.08 Covenants of the Guarantor.

(a) The Guarantor will not, and will not permit any Subsidiary Guarantor to, create or permit to exist any Lien upon any property or assets, including Equity Interests issued by the Issuer or any Subsidiary Guarantor, in order to secure any Indebtedness of the Guarantor, the Issuer or such Subsidiary Guarantor without providing for the Guaranteed Securities to be equally and ratably secured with (or prior to) any and all such Indebtedness and any other Indebtedness similarly entitled to be equally and ratably secured, for so long as such Indebtedness is so secured; provided, however, that this restriction will not apply to, or prevent the creation or existence of:

(i) purchase money liens or purchase money security interests upon or in any property acquired by the Guarantor, the Issuer or such Subsidiary Guarantor in the ordinary course of business to secure the purchase price or construction cost of such property or to secure indebtedness incurred solely for the purpose of financing the acquisition of such property or construction of improvements on such property;

(ii) Liens existing on property acquired by the Guarantor, the Issuer or such Subsidiary Guarantor at the time of its acquisition, provided that such Liens were not created in contemplation of such acquisition and do not extend to any assets other than the property so acquired;

(iii) Liens securing Funded Debt recourse for which is limited to specific assets of the Guarantor, the Issuer or such Subsidiary Guarantor created for the purpose of financing the acquisition, improvement or construction of the property subject to such Liens;

(iv) the replacement, extension or renewal of any Lien permitted by clauses (i) through (iii) above upon or in the same property theretofore subject thereto or the replacement, extension or renewal (without increase in the amount or change in the direct or indirect obligor) of the Indebtedness secured thereby;

(v) Liens upon or with respect to margin stock;

(vi) to the extent constituting Liens on Indebtedness, the rights of the parties to the Cash Sweep and Credit Support Agreement and the Management Services Agreement to borrow cash from the Guarantor or any Subsidiary;

(vii) Liens securing Funded Debt of the Issuer or such Subsidiary Guarantor (including Indebtedness pursuant to the Existing Credit Agreement (including any secured Hedging Obligations)) that ranks no more senior in right of payment (irrespective of such Liens) than pari passu with the Guaranteed Securities; provided that as of the date of incurrence of any such Funded Debt, and after giving effect thereto, the aggregate principal amount of all Funded Debt of the Issuer or such Subsidiary Guarantor then outstanding that is secured by Liens granted by the Issuer and the Subsidiary Guarantors or any of them shall not exceed the greater of (a) $1,000,000,000 and (b) the amount that would cause the OpCo Secured Leverage Ratio to exceed 4.0:1.0; and

(vii) any other Liens (other than Liens described in clauses (i) through (vii) above, if the aggregate principal amount of the indebtedness secured by all such Liens and security interests (without duplication) does not exceed in the aggregate $10,000,000 at any one time outstanding;

provided that the aggregate principal amount of the indebtedness secured by the Liens described in clauses (i) through (iii) above, inclusive, shall not exceed the greater of the aggregate fair value, the aggregate purchase price or the aggregate construction cost, as the case may be, of all properties subject to such Liens.

For the purposes hereof, “OpCo Secured Leverage Ratio” means, as of any date of determination, the ratio of (a) OpCo Funded Debt that is secured by Liens granted by the Issuer and the Subsidiary Guarantors, or any of them, to (b) the NEP OpCo Adjusted Covenant Cash Flow. Notwithstanding anything herein to the contrary, when calculating the OpCo Secured Leverage Ratio, the Swap Termination Value of all Swap Contracts of the Issuer and the Subsidiary Guarantors then outstanding shall be excluded from the calculation of OpCo Funded Debt.

(b) With respect to any Guaranteed Securities, the Guarantor covenants and agrees to comply with any provision in the Indenture requiring the Guarantor to take or refrain from taking actions that are specifically contemplated to be observed or performed by the Guarantor, including, without limitation, Section 1102 of the Indenture, which provisions are hereby incorporated by reference herein.

3.    All of the terms and conditions of the Guarantee Agreement, as amended hereby, are hereby ratified, confirmed, and remain in full force and effect. The terms of this Amendment shall apply only to Guaranteed Securities issued on or after the date hereof, including, but not limited to, the Issuer’s 4.25% Senior Notes due July 2024 initially being issued on the date hereof. For the avoidance of doubt, the terms of this Amendment shall not apply with respect to or otherwise affect the Guarantor’s obligations under the Guarantee Agreement with respect to the Issuer’s Outstanding 4.25% Senior Notes due 2024 (the terms of which were established on September 25, 2017) or the Issuer’s Outstanding 4.50% Senior Notes due 2027 (the terms of which were established on September 25, 2017). Except as specifically set forth in this Amendment, no section, term, or provision of the Guarantee Agreement has otherwise been revised, amended or modified in any respect.
4.    This Amendment may be executed in any number of counterparts (which may be delivered by any standard form of telecommunication), each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.
5.    This Amendment shall be governed by and construed in accordance with the laws of the State of New York.
6.    The recitals contained in this Amendment shall be taken as the statements of the Guarantor, and the Guarantee Trustee does not assume any responsibility for their correctness. The Guarantee Trustee makes no representation as to the validity or sufficiency of this Amendment.
[SIGNATURES APPEAR ON THE FOLLOWING PAGES]

IN WITNESS WHEREOF, the Guarantor has caused this Instrument to be duly executed as of the date first written above.

NEXTERA ENERGY PARTNERS, LP

By:	PAUL CUTLER
Name:	Paul Cutler
Title:	Treasurer

IN WITNESS WHEREOF, the Guarantee Trustee has caused this Instrument to be duly executed as of the date first written above.

The Bank of New York Mellon,
As Guarantee Trustee

By:	GLENN MCKEEVER
Name:	Glenn McKeever
Title:	Vice President

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